UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center

Singapore 068914

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

Asset Purchase Agreement

On June 28, 2026, Bit Origin Ltd, a Cayman Islands exempted company (the “Company” or “Buyer”), entered into an Asset Purchase Agreement (the “APA”) with PT Mitra Manunggal Sangkara, an Indonesian limited liability company (the “Seller”), pursuant to which the Company agreed to acquire from the Seller certain AI computing assets and certain related contractual rights (the “Transaction”). The Seller is engaged in AI infrastructure, GPU computing solutions, enterprise AI deployment services and related technology solutions. Pursuant to the APA, the Seller has agreed to sell, assign and transfer to the Company, subject to the terms and conditions of the APA, certain AI computing assets and certain related contractual rights, including (i) sixteen (16) NVIDIA Blackwell B300 AI servers, including servers in transit and rights to receive delivery thereof, (ii) related customer service agreements, (iii) hosting and colocation agreements, and (iv) related rights and interests, subject to the terms and conditions set forth in the APA (collectively, the “Purchased Assets”).

As consideration for the Purchased Assets, at the closing of the Transaction (the “Closing”), the Company will pay to the Seller (i) $1,000,000 in cash, and (ii) will issue to the Seller a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 6,457,863 Class A ordinary shares, par value US$0.00006 per share, of the Company (the “Ordinary Shares”) with an aggregate value of $10,000,000.

Pursuant to the APA, the Seller will transfer to the Company all rights, title and interest in any Purchased Assets that are in transit at Closing, including contractual delivery rights. Following the Closing, the Company will be entitled to receive delivery of such assets directly from the applicable suppliers, and the Seller is required to cooperate and transfer any such assets received by the Seller or its affiliates within five business days after receipt.

To the extent that any rights under a Purchased Asset cannot be assigned to the Company without the consent of a third party, and such consent has not been obtained as of the Closing, the APA provides that the assignment of such rights will not be effective if the attempted assignment would constitute a breach thereof or would otherwise be unlawful. In such event, the Seller is required to use reasonable best efforts to obtain the required consents and cooperate in arrangements to provide the Company with the benefits of such Purchased Assets.

The APA contains customary mutual indemnification provisions. The Seller has agreed to indemnify the Company for, among other things, breaches of the Seller’s representations and warranties and covenants, liabilities relating to Excluded Assets or Excluded Liabilities, and certain third-party claims. The Company has agreed to indemnify the Seller for breaches of the Company’s representations and warranties and covenants and liabilities relating to the Assumed Liabilities. The indemnification obligations are subject to a basket of $100,000 and a cap of $1,000,000, in each case subject to exceptions for fraud, willful misconduct, or intentional misrepresentation.

The APA is governed by the laws of Singapore. Any disputes arising under or in connection with the APA are to be resolved by arbitration administered by the Singapore International Arbitration Centre, in accordance with the Arbitration Rules of the Singapore International Arbitration Centre.

Pre-Funded Warrant

The Pre-Funded Warrant is exercisable for up to 6,457,863 Ordinary Shares at an exercise price of US$0.00006 per Ordinary Share. The Pre-Funded Warrant may be exercised, in whole or in part, at any time on or after the initial exercise date until exercised in full. Other than the nominal exercise price, the aggregate exercise price was pre-funded to the Company on or prior to the initial exercise date, and no additional consideration is required upon exercise other than US$0.00006 per Ordinary Share.

The Pre-Funded Warrant also provides for cashless exercise and includes a beneficial ownership limitation of 4.99% of the Ordinary Shares outstanding immediately after giving effect to exercise. The holder may increase or decrease the beneficial ownership limitation upon 61 days’ prior written notice to the Company, provided that the limitation may not exceed 9.99%. The Pre-Funded Warrant contains customary adjustment provisions for stock dividends, stock splits, combinations, reclassifications and fundamental transactions.

The foregoing summary of the APA and the Pre-Funded Warrant does not purport to be complete and is qualified in its entirety by reference to the APA and the Pre-Funded Warrant, the forms of which are filed with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 10.1 and 10.2 respectively, and are incorporated herein by reference.

Unregistered Sales of Equity Securities.

The Pre-Funded Warrant and the Ordinary Shares issuable upon conversion of the Pre-Funded Warrant have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were issued and sold in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act. The Pre-Funded Warrant and the Ordinary Shares may not be offered or sold in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of any securities of the Company in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Regulation FD Disclosure.

On June 29, 2026, the Company issued a press release announcing the Transaction. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

The information provided under the subheading “Regulation FD Disclosure” herein (including Exhibit 99.1 hereto), is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Asset Purchase Agreement between Bit Origin Ltd. and PT Mitra Manunggal Sangkara, dated June 28, 2026
10.2	Form of Pre-Funded Warrant
99.1	Press Release, dated June 29, 2026

* The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the Securities and Exchange Commission a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: June 29, 2026	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board